[LURIO & ASSOCIATES, P.C. LETTERHEAD]

April 27, 2011

VIA ELECTRONIC FILING

Mark P. Shuman, Esq.
Branch Chief – Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Registration Statement on Form S-1
Filed March 31, 2011
File No. 333-173219

Dear Mr. Shuman:

This office represents USA Technologies, Inc. (the “Company”).  This letter responds to the staff’s comment letter dated April 19, 2011 relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment.

Cover Page

1.  Please update the front cover page of the Form S-1 to conform to the most updated version of the form, which includes a check box to identify the company’s reporting status.

RESPONSE: The Form S-1 has been updated to include the check box that identifies the Company’s reporting status.

Incorporation by Reference, page 25

2.  Please incorporate by reference the Current Report on Form 8-K filed on April 15, 2011. Refer to Item 12(a)(2) of Form S-1.

RESPONSE: The Current Report on Form 8-K filed on April 15, 2011 has been incorporated into the Amendment No.1 to Form S-1 by reference.

Exhibit 5.1

3.  We note the statement in the final paragraph of the opinion that it is rendered “solely to you.” Please file a revised opinion that eliminates the suggestion that investors may not rely upon the opinion.

RESPONSE: The final paragraph of the legal opinion has been revised to eliminate the suggestion that investors may not rely upon the opinion. Following the words, “[t]his opinion letter is rendered,” the phrase, “solely to you,” has been deleted.

Mark P. Shuman
April 27, 2011

Please contact the undersigned directly at (215) 665-9300 (extension 105) with any questions you may have regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio

cc: Mr. George R. Jensen, Jr.